UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-07832

PIER 1 IMPORTS, INC.

(Exact name of registrant as specified in its charter)

685 John B Sias Memorial Parkway, Suite 255

Fort Worth, Texas 76134

(817) 252-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

* On July 30, 2020, following a confirmation hearing held on that date, the United States Bankruptcy Court for the Eastern District of Virginia entered the Order Confirming the Amended Joint Chapter 11 Plan of Pier 1 Imports, Inc. (the “Company”) and certain of its subsidiaries (as it may be amended, supplemented or otherwise modified the “Confirmation Order”). The Confirmation Order confirmed the Amended Joint Chapter 11 Plan for the Company and such subsidiaries (as amended, supplemented or otherwise modified, the “Plan of Liquidation”). The Plan of Liquidation became effective on October 9, 2020. Pursuant to the terms of the Plan of Liquidation, among other things, all of the Company’s existing equity interests, consisting of authorized and outstanding shares of Common Stock, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pier 1 Imports, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2020		PIER 1 IMPORTS, INC.
	By:	/s/ Stephen Gray
Stephen Gray
Plan Administrator pursuant to the Amended Joint Chapter 11 Plan of Pier 1 Imports, Inc. and Its Debtor Affiliates